July 9, 2020

Keith O’Connell, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”) on behalf of the following series:
T. Rowe Price Retirement 2065 Fund, T. Rowe Price Retirement I 2065 Fund, and T. Rowe Price Target 2065 Fund (collectively, “Funds”)

  File Nos.:333-92380 / 811-21149

Dear Mr. O’Connell:

The following is in response to your telephonic comments provided on June 17, 2020 regarding the Registrant’s registration statement filed on Form N-1A on May 6, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

COMMENT: We note that the T. Rowe Price Target 2065 Fund charges different management fees for different classes. Such a practice may violate Rule 18f-3. Please explain to the staff why such a differential is not problematic including your basis for charging different management fees. In your response, please describe to us the different services that are being provided to each class to justify the different expense levels.

RESPONSE: The fund is structured in a similar manner to the funds described in the no-action letter issued by the staff of the Securities and Exchange Commission (“SEC”) to American Century Investment Management in 2016 (the “American Century Letter”).1 The fund is a fund-of-funds that will invest in a “zero-fee” (or nearly zero-fee) class of shares, the Z Class, of each underlying fund. T. Rowe Price Associates, Inc. (“T. Rowe Price”) has agreed to waive and/or pay the entirety of each Z Class’ expenses (with certain limited exceptions)2, including advisory and other fund operating expenses. As a result, the fund’s acquired fund fees and expenses (AFFE) are expected to be zero (or, in certain circumstances, nearly zero).

Similar to the fee structure described in the American Century Letter, each class of the fund charges a unitary fee that reflects the services rendered by T. Rowe Price and other fund service providers to the applicable underlying funds, as well as the services provided to the fund. The unitary fee covers all of the fund-level and class-level services that are necessary for fund (and underlying fund) operations, including but not limited to: investment advisory (underlying fund selection, asset allocation, and advisory expenses associated with the underlying funds, as applicable), custody, audit, accounting, transfer agency, sub-transfer agency, record-keeping and other non-rule 12b-1 shareholder services.3 Each class’ all-inclusive fee rate decreases by a set amount each year until 10 years following the fund’s target retirement date, at which point it remains stable.

Rule 18f-3 (“Rule 18f-3”) under the Investment Company Act of 1940, as amended (“1940 Act”), provides that each class of a fund:

Shall have a different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement;

May pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the company's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes; and

May pay a different advisory fee to the extent that any difference in amount paid is the result of the application of the same performance fee provisions in the advisory contract of the company to the different investment performance of each class;

Consistent with the requirements of Rule 18f-3, the difference in the unitary fee among certain of the fund’s classes is a result of their separate arrangements for non-Rule 12b-1 shareholder services. It is not the result of any difference in advisory fees or other expenses related to the management of the fund’s assets, which are the same for each class.

COMMENT: Footnote b of the “Fees and Expenses of the Fund” table states that “The management fee will decline over time in accordance with a predetermined contractual fee schedule, with any annual decrease occurring after the end of the fund’s fiscal year. The fee schedule can only be changed with approval by the fund’s Board of Directors, and, if required by SEC rules, the fund’s shareholders.” Please explain under what circumstances the Board can change the fee schedule (i.e. if fees are decreasing).

RESPONSE: The Board may change the fee schedule without obtaining approval of the fund’s shareholders pursuant to the 1940 Act under certain circumstances in a manner consistent with a series of no-action letters issued by the SEC staff.4 In each of these letters, the staff based its position on representations that: (1) the contracts or amendments would be approved by the board of directors of the registered investment company, including a majority of the directors who were not “interested persons” of the company (as that term is defined in the 1940 Act); (2) the proposed changes would not result in any decrease or modification in the nature or level of services provided to the investment company; (3) the proposed changes would not cause fees payable by the company to be increased; and (4) shareholders of the company would receive notice of the proposed changes. Accordingly, the Board could only change the fee schedule if such change would be consistent with such no-action positions.

COMMENT: It appears that the target date funds moved to a unitary top level fee structure whereby the funds invest in a Z class with no management fee in the last year. Were such changes made pursuant to shareholder approval and included in a 485APOS filing? If not, please explain the legal basis for making such changes in such manner. If you consider them non-material changes, please explain why. Please include a list of funds effected in such manner. We may have additional comments.

RESPONSE: As our outside fund counsel, Willkie Farr & Gallagher LLP, previously discussed with members of the SEC staff, the target date funds are relying on the relief provided by the SEC staff in the American Century Letter, which provided certain funds-of-funds sponsored and managed by American Century Investment Management, Inc. (“ACI”) with assurance that the SEC would not recommend enforcement action to the SEC under Section 15(a) of the 1940 Act against the American Century funds or ACI if the applicable funds’ investment management agreements were amended without obtaining shareholder approval as long as the funds and ACI comply with certain conditions described in the American Century Letter.

Consistent with the representations made by ACI in the American Century Letter, the new fee structure serves to annually cap the management fees payable by shareholders of the funds-of-funds at or below the fees that would have been collected under the current fee structure; T. Rowe Price has not reduced or modified in any way the nature and level of its services with respect to the Funds; the investment management agreements of each of the funds-of-funds have been amended in accordance with Section 15 of the 1940 Act, other than the shareholder approval requirement, to reflect the allocation; and the funds-of-funds provided appropriate notice about the amendments to the existing and prospective shareholders through prospectus supplements filed with the SEC on February 13, 2020 (see, for example, SEC Accession No. 0001177017-20-000142). As a result of the foregoing, we do not believe that shareholder approval was necessary to implement the fee change.

We intend to seek relief under Rule 485(b)(1)(vii) to request permission on behalf of the T. Rowe Price family of mutual funds (“Price Funds”) to file post-effective amendments to applicable registration statements on Form N-1A pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the "1933 Act"), in order to disclose the recent fee structure change in each applicable fund-of-fund’s prospectus. Consistent with the requirements under ADI 2018-025, we intend to use this filing as the “template filing.” The Price Funds that recently implemented the fee structure change are set out on Appendix A (the “Applicable Price Funds”). Each Applicable Price Fund would otherwise file a post-effective amendment pursuant to Rule 485(a)(1) under the 1933 Act to disclose the fee structure change. Except for the T. Rowe Price Retirement Income 2020 Fund, the Applicable Price Funds have a fiscal year end of May 31, and each fund’s prospectus will be updated to include the fee structure change (and all SEC comments, as applicable) during its regularly scheduled October 1 prospectus cycle update. With respect to the T. Rowe Price Retirement Income 2020 Fund, we intend to incorporate all material SEC comments in a filing made pursuant to Rule 497 instead of Rule 485(b) since this fund has a fiscal year end of December 31 and its prospectus is regularly updated on May 1.

COMMENT: Please confirm the glide path chart on page 3 accurately depicts the allocation between stocks and bonds noted with specific attention at the target date point (i.e. for Target 2065 Fund, it looks like it is about 40% stocks and not 55% at target date).

RESPONSE: We confirm that the chart depicting the glide path on page 3 of the prospectus for the T. Rowe Price Target 2065 Fund is correct. The first sentence under the chart will be revised to state that “At the target date, the fund’s allocation to stocks is anticipated to be approximately 42.5% of its assets.”

COMMENT: In the first paragraph under the glide path chart on page 3, please consider revising the sentence “The fund’s overall exposure to stocks will continue to decline until approximately 30 years after its target date, when its neutral allocations to stocks and bonds will remain the same.” to clarify whether this means that the allocations between stocks and bonds are equal or that they will remain unchanged.

RESPONSE: We will revise this sentence to state “…its neutral allocations to stocks and bonds will remain unchanged.”

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at (443) 547-4719.

Sincerely,

/s/Sara Pak
Sara Pak
Vice President and Senior Legal Counsel

T. Rowe Price Associates, Inc.

1 American Century Investment Management, Inc., SEC No-Action Letter (Dec. 20, 2016).

2 Z Class expenses that cannot be waived include interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (if any). T. Rowe Price expects this fee waiver and/or expense reimbursement arrangement to remain in place indefinitely, and the agreement may only be amended or terminated with approval by the fund’s Board of Directors.

3 Fund expenses not covered by the unitary fee include interest, taxes, brokerage commissions, extraordinary expenses, the fees and expenses of the Independent Directors (including counsel fees), and expenses incurred in connection with the provision of individual shareholder services and distribution services under a plan adopted pursuant to rule 12b-1 under the 1940 Act (“Rule 12b-1 Fees”). These expenses (if applicable) will be reflected in separate line items in the Fees and Expenses Table in the fund’s prospectus (the “Fee Table”).

4 See The R.O.C. Taiwan Fund, SEC No-Action Letter (Feb. 11, 2000) (staff took the position that amending a registered investment company’s advisory agreement to reduce the advisory fee payable by the company would not require shareholder approval); Franklin Templeton Group of Funds, SEC No-Action Letter (Jul. 23, 1997) (staff concluded that the shareholder voting provisions of Section 15(a) would not apply when a registered investment company replaced an existing advisory contract, which covered both advisory and administrative services, with two new contracts that covered the services separately, without obtaining shareholder approval of the new advisory contract); Gartmore Mutual Funds, et al., supra note 3, SEC No-Action Letter (Mar. 19, 2004) (staff indicated that a shareholder vote would not be required to amend the fee structure under an advisory contract to change from an asset-based advisory fee to a lower base fee plus a fulcrum fee, when, among other things, the rate of the new advisory fee was represented as never exceeding the current rate of advisory fee paid by the fund).

5 See ADI 2018-02 - Template Filing Relief, June 12, 2018.

APPENDIX A

APPLICABLE PRICE FUNDS

T. Rowe Price Fund
T. Rowe Price Retirement 2005 Fund
T. Rowe Price Retirement 2010 Fund
T. Rowe Price Retirement 2015 Fund
T. Rowe Price Retirement 2020 Fund
T. Rowe Price Retirement 2025 Fund
T. Rowe Price Retirement 2030 Fund
T. Rowe Price Retirement 2035 Fund
T. Rowe Price Retirement 2040 Fund
T. Rowe Price Retirement 2045 Fund
T. Rowe Price Retirement 2050 Fund
T. Rowe Price Retirement 2055 Fund
T. Rowe Price Retirement 2060 Fund
T. Rowe Price Retirement Balanced Fund
T. Rowe Price Retirement I 2005 Fund—I Class
T. Rowe Price Retirement I 2010 Fund—I Class
T. Rowe Price Retirement I 2015 Fund—I Class
T. Rowe Price Retirement I 2020 Fund—I Class
T. Rowe Price Retirement I 2025 Fund—I Class
T. Rowe Price Retirement I 2030 Fund—I Class
T. Rowe Price Retirement I 2035 Fund—I Class
T. Rowe Price Retirement I 2040 Fund—I Class
T. Rowe Price Retirement I 2045 Fund—I Class
T. Rowe Price Retirement I 2050 Fund—I Class
T. Rowe Price Retirement I 2055 Fund—I Class
T. Rowe Price Retirement I 2060 Fund—I Class
T. Rowe Price Retirement Balanced I Fund—I Class
T. Rowe Price Retirement Income 2020 Fund
T. Rowe Price Target 2005 Fund
T. Rowe Price Target 2010 Fund
T. Rowe Price Target 2015 Fund
T. Rowe Price Target 2020 Fund
T. Rowe Price Target 2025 Fund
T. Rowe Price Target 2030 Fund
T. Rowe Price Target 2035 Fund
T. Rowe Price Target 2040 Fund
T. Rowe Price Target 2045 Fund
T. Rowe Price Target 2050 Fund
T. Rowe Price Target 2055 Fund
T. Rowe Price Target 2060 Fund